UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):
[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2025
OR
[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780

A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:

RYAM 401(k) Plan for Salaried Employees

B.     Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rayonier Advanced Materials Inc.
1301 Riverplace Boulevard, Suite 2300
Jacksonville, Florida 32207
Telephone Number: (904) 357-4600

RYAM 401(k) Plan for Salaried Employees

As of December 31, 2025 and 2024 and for the
Year Ended December 31, 2025

Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Participants of the
RYAM 401(k) Plan for Salaried Employees
Jacksonville, Florida

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the RYAM 401(k) Plan for Salaried Employees (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2015.
/s/ Ennis, Pellum & Associates, PLLC
Jacksonville, Florida
June 29, 2026

RYAM 401(k) Plan for Salaried Employees

Statements of Net Assets Available for Benefits

	December 31, 2025	December 31, 2024
Investments
Investments, at fair value (Note 3)	$122,232,210	$101,109,490
Investments, at contract value (Note 4)	18,628,999	21,044,523
Total investments	140,861,209	122,154,013

Receivables
Notes receivable from participants	1,519,462	1,455,550
Participant contributions	—	185,289
Employer contributions	—	3,542,581
Total receivables	1,519,462	5,183,420

Liabilities
Accrued expenses	(7,384)	(8,907)

Net Assets Available for Benefits	$142,373,287	$127,328,526

The accompanying notes are an integral part of these financial statements.

RYAM 401(k) Plan for Salaried Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2025
Investment Income
Net appreciation in fair value of investments	$14,398,079
Interest and dividends	1,426,619
Total investment income	15,824,698

Additions to Net Assets
Interest on notes receivable from participants	128,450

Contributions:
Participant contributions	5,584,201
Employer contributions	3,692,876
Rollover contributions	976,613
Total contributions	10,253,690

Total additions to net assets	26,206,838

Deductions from Net Assets
Distributions to participants	(11,769,021)
Administrative expenses	(130,422)
Total deductions from net assets	(11,899,443)

Net increase before transfers of assets to this plan	14,307,395

Net transfers of assets to this plan (Note 1)	737,366

Net assets available for benefits:
Beginning of year	127,328,526
End of year	$142,373,287

The accompanying notes are an integral part of these financial statements.

RYAM 401(k) Plan for Salaried Employees
Notes to Financial Statements
1.Description of the Plan
The following brief description of the RYAM 401(k) Plan for Salaried Employees (formerly Rayonier Advanced Materials Inc. Investment and Savings Plan for Salaried Employees) (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible salaried employees of Rayonier Advanced Materials Inc. (the “Company” or “Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Salaried employees are eligible to participate in the Plan immediately. Participants are automatically enrolled to contribute 6% of their salary on a before-tax basis to their retirement account through automatic payroll deductions. The contribution rate will automatically increase by 1% following the year that salary deferrals to the plan began. The automatic increase will stop once a participant reaches a 10% contribution rate. Salaried employees can decline automatic enrollment prior to completing 90 days of service and opt out of the increases at any time.
Fidelity Workplace Services LLC (“Fidelity”) serves as the record keeper and administers the Plan’s assets for the benefit of participants. Fidelity Management Trust Company serves as the trustee of the Plan’s investments in the trust.
Contributions
Participants may contribute up to 100% of eligible compensation. Contributions may be made on a before-tax basis, after-tax basis or a combination thereof.
The Company makes a matching contribution of 50% of the first 8% of each participant’s eligible compensation contributed to the Plan.
The Company closed enrollment in its defined benefit pension plan to employees hired after December 31, 2005. Additionally, the Company froze accrued benefits in the defined benefit pension plan as of December 31, 2022. In connection with the full freezing of the defined benefit pension plan, the Company established an additional discretionary contribution open to all eligible participants of the Plan. At the Company’s election, participants may receive an annual nonelective contribution, allocated based on a formula that will be applied in a manner that is nondiscriminatory in accordance with applicable IRS regulations. Receipt of the contribution is contingent on the participant being employed on the last day of the year. For the plan year 2025, a 3% discretionary contribution was made to eligible participants. All Company contributions are directed to the participant specific allocations.
Each year, participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for “catch-up” contributions by participants age 50 years and older as of the end of the Plan year. The Plan permits rollovers from other qualified plans into the Plan.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and the related Company contributions. Plan earnings and losses are allocated to participant accounts based upon account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.
Vesting
Participants are fully vested in their contributions as well as actual earnings/losses thereon. Participants vest in the Company contributions and discretionary retirement contributions at a rate of 20% per year of service. Full vesting occurs after five years of service.

RYAM 401(k) Plan for Salaried Employees
Notes to Financial Statements
Forfeitures
The balance of forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. Total forfeitures were $193,691 for the plan year ended December 31, 2025. During 2025, $217,514 of forfeitures were utilized to reduce employer contributions or pay for administrative expenses. Income earned on the funds held in this account during the year ended December 31, 2025 was $3,181. At December 31, 2025 and December 31, 2024, the balance in forfeited non-vested accounts totaled $19,417 and $40,059, respectively, and remained in the Fidelity Government Money Market.
Transfers
The Company maintains three defined contribution plans for its employees depending upon their employment status. If a participant changes employment status and is eligible to transfer into a different plan during the year, the participant can elect to transfer their account balance into the corresponding plan. The transfer would be included in the “Net transfers of assets to this plan” line on the Statement of Changes in Net Assets Available for Benefits.
Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets held at the end of the year.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their individual accounts. Loan amounts may not exceed the lesser of (a) 50% of the participant’s vested balance or (b) $50,000 reduced by the participant’s highest outstanding loan balance, if any, during the prior one-year period. Participants may not have more than one loan outstanding at a time. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate determined by the plan administrator based on prevailing interest rates charged by lending institutions for loans which would be made under similar circumstances. Principal and interest are paid ratably through semi-monthly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund.
Payment of Benefits and Withdrawals
Plan benefits are payable to participants either at the time of termination or retirement, in the case of becoming disabled, or to their beneficiaries in the event of death, and are based on the fully vested balance of their account. Alternatively, a participant may elect to defer distribution until April 1 of the year following the participant’s attainment of the Required Minimum Distribution (“RMD”) Age:
(i)    In the case of an individual who attains age 70 before July 1, 2019, the RMD Age is 70 ½.
(ii)    In the case of an individual who attains age 70 on or after July 1, 2019, the RMD Age is 72.
(iii)    In the case of an individual who attains age 72 after December 31, 2022, and age 73 before January 1, 2033, the RMD Age is 73.
In the event of termination of employment before retirement, a participant’s account balance will be distributed in a lump sum, or if the balance exceeds $1,000, over future periods or deferred.
Effective August 2025, the Plan was amended to permit participants to elect distribution of all or a portion of their vested account balances through the purchase of an annuity contract from approved annuity providers designated by the plan administrator. Under this amendment, amounts elected by participants are distributed from the Plan as a lump sum and transferred to the selected annuity provider. The resulting annuity contract is not considered an asset of the Plan. There was no impact on the Plan’s net assets available for benefits as no participants elected annuity distributions during the year ended December 31, 2025.

RYAM 401(k) Plan for Salaried Employees
Notes to Financial Statements
Withdrawals may be made from the principal portion of a participant’s after-tax account balance contributed prior to October 2016. Withdrawals from before-tax account balances, after-tax balances contributed after October 2016 and earnings on after-tax account balances are allowable before attaining the age of 59 1/2 in the case of financial hardship. Existence of financial hardship is determined by Internal Revenue Service (“IRS”) criteria.
2.Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value (except for fully-benefit responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The plan administrator or pension and saving plan committee determines the Plan’s valuation policies utilizing information provided by the investment advisers, custodians and insurance company. See Note 3 - Fair Value Measurements for additional information.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments purchased and sold as well as held during the year.
Notes Receivable from Participants
Participant loans are recorded as “Notes receivable from participants” and measured at their unpaid principal balance plus any accrued but unpaid interest in the Statements of Net Assets Available for Benefits. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.
Contributions
Contributions from Plan participants and the matching contributions from the Employer are recorded in the year in which participant compensation is earned.
Payment of Benefits
Benefits are recorded when paid.
Purchases of Insurance Contracts
Amounts used to purchase annuity contracts are treated as distributions from the Plan upon transfer to the issuing insurance company. Such annuity contracts are not considered assets of the Plan.

RYAM 401(k) Plan for Salaried Employees
Notes to Financial Statements
Operating Expenses
Certain expenses of maintaining the Plan are paid directly by the Plan, including various advisors and the Plan auditor. Other expenses may be paid by the Sponsor. Fees charged by the individual funds and participant specific expenses deducted from the participant’s balance are reflected as a component of the net appreciation in fair value of investments. Participant accounts are charged with an allocation of administrative expenses.
Subsequent Events
The Plan has evaluated events and transactions that occurred through the date the financial statements were issued and there were no reportable events.
3.Fair Value Measurements
Financial assets and liabilities disclosed in the financial statements on a recurring basis are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level hierarchy that prioritizes the inputs used to measure fair value as follows:
Level 1 -     Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices included in level one, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 -     Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.
Common stock Valued at the closing price reported on the active market.
Mutual funds and money market funds Valued at the daily closing price as reported by the fund. Mutual funds and money market funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission and are actively traded. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.
Collective trusts Valued using the NAV provided by the administrator of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, less its liabilities, divided by the number of shares owned. The NAV is a quoted price in a market that is not active. These funds transact at their NAV. There are no restrictions in place with respect to the daily redemption of the collective trust funds. There are no unfunded commitments at December 31, 2025 and 2024.
The following table sets forth by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2025:

Asset Category	Level 1	Level 2	Level 3	Total
Rayonier Advanced Materials Inc. Common Stock	$2,902,951	$—	$—	$2,902,951
Mutual Funds and Money Market Funds	49,917,759	—	—	49,917,759
Total assets in the fair value hierarchy	$52,820,710	$—	$—	52,820,710
Collective Trusts(a)				69,411,500
Investments at Fair Value				$122,232,210

RYAM 401(k) Plan for Salaried Employees
Notes to Financial Statements
The following table sets forth by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2024:

Asset Category	Level 1	Level 2	Level 3	Total
Rayonier Advanced Materials Inc. Common Stock	$4,094,507	$—	$—	$4,094,507
Mutual Funds and Money Market Funds	87,945,625	—	—	87,945,625
Total assets in the fair value hierarchy	$92,040,132	$—	$—	92,040,132
Collective Trusts(a)				9,069,358
Investments at Fair Value				$101,109,490
___________________________
(a) Certain investments that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
4.Fully Benefit-Responsive Investment Contract
The Plan holds a traditional investment contract that is fully benefit-responsive and, therefore, is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.
The benefit-responsive investment contract with MassMutual is a separate account evergreen group annuity contract, or SAGIC. MassMutual maintains the contributions in a separate account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer, and in an instance of a shortfall in the separate account, claims would be against MassMutual’s general assets. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting. The Plan may terminate the contract with 30 days prior notice.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) termination notice by the Company; (ii) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (iii) notice of termination by MassMutual on the anniversary date; (iv) a breach of contract by the Plan; or (v) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
5.Company Dividends
The Plan did not receive any cash dividends from Rayonier Advanced Materials Inc. common stock owned during the plan year ended December 31, 2025 as the Company did not declare or pay any dividends in 2025.
6.Party-in-Interest Transactions
Certain Plan investments are in Rayonier Advanced Materials Inc. common stock. As Rayonier Advanced Materials Inc. is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2025 and 2024, the Plan held approximately 492,666 and 496,162 shares of Rayonier Advanced Materials Inc. common stock, respectively, which represented approximately 0.7% and 0.8% of the Company’s total shares outstanding, respectively.

RYAM 401(k) Plan for Salaried Employees
Notes to Financial Statements
Fidelity serves as the Plan’s record keeper and provides certain administrative services to the Plan pursuant to a Main Services Agreement (“MSA”). Fidelity receives revenue from mutual fund service providers. This revenue is used to offset certain amounts owed for administrative services to the Plan. Accordingly, these transactions qualify as party-in-interest transactions.
If the revenue received from such mutual fund service providers exceeds the amount owed under the agreements, the record keeper remits the excess to the Plan’s trust on a quarterly basis. Such amounts may be applied to pay Plan administrative expenses or allocated to the accounts of the participants. Certain expenses from plan service providers as described in Note 2 are paid by the Plan. Accordingly, these transactions qualify as party-in-interest transactions.
The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.
7.Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
8.Tax Status
The Plan has adopted a Non-Standardized Pre-Approved Profit Sharing Plan with CODA Plan Document. The Non-Standardized Pre-Approved Plan received a favorable opinion letter from the IRS dated June 30, 2020, stating that the form of this plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since the date of the letter, the plan administrator and the Plan’s tax counsel believe the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
9.Concentration of Investments
The Plan is concentrated in the following investments as of December 31, 2025 and 2024.

Investment	Description	December 31, 2025	December 31, 2024
MassMutual Stable Value Core	Guaranteed Interest Account	13%	17%
Fidelity 500 Index Fund	Mutual Fund	20%	19%
10.Reconciliation of Financial Statements to Form 5500
The following table is a reconciliation of net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2025 and 2024.

December 31, 2025
Net assets available for benefits per the financial statements	$142,373,287
Accrued Expenses	7,384
Net assets available for benefits per Form 5500	$142,380,671

RYAM 401(k) Plan for Salaried Employees
Notes to Financial Statements

December 31, 2024
Net assets available for benefits per the financial statements	$127,328,526
Accrued Expenses	8,907
Less: Contributions receivable	(3,727,870)
Net assets available for benefits per Form 5500	$123,609,563
The following table is a reconciliation of changes in net assets available for benefits according to the financial statements as compared to Form 5500 for the year ended December 31, 2025.

Year Ended
December 31, 2025
Increase in net assets available for benefits before transfers per the financial statements	$14,307,395
Change in accrued expenses	(1,523)
Change in contributions receivable	3,727,870
Net income per Form 5500	$18,033,742

RYAM 401(k) Plan for Salaried Employees
Schedule H, Line 4i: Schedule of Assets (Held at End of Year)
As of December 31, 2025

Plan Number 031
Employer Identification Number 46-4559529

(a)	(b) Identity of Issue	(c) Description	(d) Cost	(e) Current Value
*	Fidelity	Fidelity 500 Index	(1)	$28,937,232
	MassMutual	MassMutual Stable Value Core	(1)	18,628,999
	BlackRock	BlackRock LifePath Index 2035 Fund G	(1)	10,733,097
	BlackRock	BlackRock LifePath Index Retirement Fund G	(1)	9,664,442
	BlackRock	BlackRock LifePath Index 2030 Fund G	(1)	8,768,406
	BlackRock	BlackRock LifePath Index 2040 Fund G	(1)	8,415,798
	American Funds	American Funds Growth Fund of Amer R6	(1)	7,964,144
	BlackRock	BlackRock LifePath Index 2050 Fund G	(1)	6,671,057
	BlackRock	BlackRock LifePath Index 2045 Fund G	(1)	6,410,920
*	Fidelity	Fidelity Mid Cap Index Fund	(1)	3,979,238
	BlackRock	BlackRock LifePath Index 2060 Fund G	(1)	3,854,883
	BlackRock	BlackRock LifePath Index 2055 Fund G	(1)	3,328,548
*	Fidelity	Fidelity International Index Fund	(1)	2,793,556
	Great Gray	Large Cap Value Fund II Class I1	(1)	2,537,458
*	Fidelity	Fidelity Small Cap Index Fund	(1)	2,521,712
	Great Gray	Lord Abbett Core Bond	(1)	1,865,374
	PIMCO	PIMCO Income Institutional	(1)	1,837,990
*	Fidelity	Fidelity U.S. Bond Index Fund	(1)	1,775,361
	Great Gray	Small Cap Growth Fund II Class I1	(1)	1,466,965
	Great Gray	Small Cap Value Fund III Class I1	(1)	1,341,865
	BlackRock	BlackRock LifePath Index 2065 Fund G	(1)	1,257,707
	Great Gray	Great Gray EUPAC Trust Class I1	(1)	1,199,102
	Great Gray	Mid Cap Value Fund Class I1	(1)	978,958
	Great Gray	Mid Cap Growth Fund II Class I1	(1)	916,920
*	Fidelity	Fidelity Government Money Market Fund Class K6	(1)	108,526
*	Common Stock	Rayonier Advanced Materials Inc. Common Stock	(1)	2,902,951
*	Participant Loans	Participant Loans**	N/A	1,519,462
				$142,380,671

*	Denotes party-in-interest transaction.
**	These loans bear fixed interest rates of 4.25% to 9.50% with maturities through September 9, 2038.
(1)	Investments are participant directed, thus cost information is not required.

See Independent Auditors’ Report.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Savings Plan Committee for the RYAM 401(k) Plan for Salaried Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RYAM 401(k) Plan for Salaried Employees
(Name of Plan)

/s/ LISE GINGRAS
Lise Gingras
Plan Administrator

Date: June 29, 2026

Exhibit Index

Exhibit No.	Description	Location
23	Consent of Independent Registered Public Accounting Firm	Filed herewith